FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2011

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated February 11, 2011 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: February 11, 2011

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	February 11, 2011

Consolidated Net Revenue grows by 22% in Q3 FY 2010-11

Consolidated Profit Rs.2,424 crores (Rs.650 crores in Q3 FY 2009-10)

Mumbai, February 11, 2011

Consolidated Financial Results for the quarter and nine months ended December 31, 2010

Tata Motors today reported consolidated revenue (net of excise) for the quarter ended December 31, 2010 of Rs.31,685 crores, posting a growth of 22.0% over Rs.25,974 crores in the corresponding quarter of the previous year, with strong volume growth globally in all major markets. The Operating Profit (EBITDA) was Rs.4,822 crores in the quarter against Rs.3,057 crores in the corresponding quarter last year. The EBITDA margin stood at 15.2% in the current quarter against 11.8% in the corresponding quarter last year. The Consolidated Profit before Tax (PBT) for the quarter was Rs.2,728 crores compared to a PBT of Rs.889 crores for the corresponding quarter last year. The Consolidated Profit for the period (post minority interest and profit in respect of associate companies) for the quarter was Rs.2,424 crores, a significant increase over Rs.650 crores in the corresponding quarter last year.

The consolidated revenue (net of excise) for the nine months ended December 31, 2010 was Rs.87,523 crores a growth of 37.8% over Rs.63,536 crores in the corresponding period last year. The Consolidated Profit (post minority interest and profit in respect of associate companies) for the period was Rs.6,636 crores as compared to Rs.343 crores in the corresponding period last year.

Subsidiary Highlights

The Jaguar Land Rover business continued to show strong profitability, with healthy volumes in Q3 FY 2010-11, reporting a Profit after Tax of GBP 275 million (Rs.1,958 crores). Both wholesale and retail volumes improved favourably as compared to the corresponding quarter last year, on the back of improved market conditions and good response to the product portfolio.

Tata Daewoo Commercial Vehicles Co. Ltd. reported a loss of Rs.4.4 crores in Q3 FY 2010–11 on account of lower volumes and cost pressures.

Tata Motors Finance Limited, the company’s captive financing subsidiary, reported a net profit of Rs.33 crores in Q3 FY 2010-11.

Tata Motors Stand-Alone Financial Results for the quarter and nine months ended December 31, 2010

Tata Motors gross revenue for the quarter ended December 31, 2010 was Rs.12,504 crores (quarter ended December 31, 2009: Rs.9,622 crores).

Revenue (net of excise) of Rs.11,520 crores, represented a growth of 28.4% over Rs.8,974 crores in the corresponding quarter last year. The Operating Profit (EBITDA) was Rs.1,196 crores in the quarter against Rs.1,152 crores in the corresponding quarter last year. The EBITDA margin at 10.4% in the current quarter represented a marginal increase over prior quarter. However, cost pressures on account of commodity prices continue. The PBT for the quarter is Rs.531 crores (quarter ended December 31, 2009: Rs.555 crores). The PAT for the quarter is Rs.410 crores (quarter ended December 31, 2009: Rs.400 crores).

The standalone revenue (net of excise) for the nine months ended December 31, 2010 was Rs.33,440 crores posting a growth of 43.2% over Rs.23,356 crores in the corresponding period last year. The Profit for the period was Rs.1,238 crores (nine months ended December 31, 2009: Rs.1,643 crores, which included profit of Rs.689 crores on sale of investments, which were not liable to tax).

In commercial vehicles strong demand characterised by favourable macroeconomic conditions, freight demand and good finance availability led to robust domestic demand during the quarter, resulting in volume growth across all segments. In the domestic market, the company’s commercial vehicles sales for the current quarter, increased by 21.5% year-on-year to 113,622 units. The company’s market share in commercial vehicles increased to 64.1% for the current quarter supported by growth in market share in both MHCVs and LCVs.

Passenger vehicles, including Fiat and Jaguar and Land Rover vehicles distributed in India, for the current quarter grew by 4.7% year-on-year in the domestic market to 64,501 units. The market share in passenger vehicles stood at 12.7% for the nine months ending December, 2010. Open sales of Nano, which commenced in August 2010, was extended to 12 states during the quarter and on all India basis in early January, 2011 to a good and continuously growing customer demand.

News Release – 2	February 11, 2011

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying statement of Unaudited Consolidated Financial Results (“the Statement”) of TATA MOTORS LIMITED (“the Company”), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute “the Group”) and its share of the profit/losses of the associate companies for the quarter and nine-months ended December 31, 2010. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the statement based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an opinion.

The figures shown in the columns “Quarter ended December 31, 2009 (Unaudited)” and “Nine-months ended December 31, 2009 (Unaudited)” in the Statement have not been reviewed by us.

3.	(a) Attention is invited to Note 5 in the Statement. As stated in the note, the actuarial losses (net) amounting to Rs. 629.63 crores and Rs.901.02 crores for the quarter and nine-months ended December 31, 2010 respectively have been accounted in “Reserves and Surplus” in respect of a group of subsidiary companies.

(b) The Statement reflects the (i) Group’s share of Revenues of Rs. 19,516.07 crores and Rs. 52,557.06 crores for the quarter and nine-months ended December 31, 2010 respectively; Group’s share of Profit after tax (net) of Rs. 1,914.45 crores and Rs. 5,247.28 crores for the quarter and nine-months ended December 31, 2010 respectively relating to subsidiaries; and (ii) the Group’s share of Profit after tax (net) of Rs. 2.12 crores and Rs. 3.03 crores for the quarter and nine-months ended December 31, 2010 respectively relating to associates. Financial statements and other financial information of these subsidiaries and associates have been reviewed by other auditors whose reports have been furnished to us by the Company’s Management, and our report in so far as it relates to the amounts included in respect of these subsidiaries and associates is based solely on the reports of the other auditors.

(c) The financial statements of thirteen subsidiaries and two joint ventures which reflect the Group’s share of Revenues of Rs. 669.05 crores and Rs.2,048.06 crores for the quarter and nine-months ended December 31, 2010 respectively; Group’s share of Loss after tax (net) of Rs. 132.72 crores and Rs. 299.25 crores for the quarter and nine- months ended December 31, 2010 respectively; and the financial statements of four associates which reflect the Group’s share of Profit after tax (net) of Rs. 27.74 crores and Rs. 55.24 crores for the quarter and nine-months ended December 31, 2010 respectively have not been reviewed by their auditors.

4.	Based on our review and read with our comments in paragraph 3(a) above and subject to our comments in paragraph 3(c) above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoter and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS
Chartered Accountants
(Registration No. 117366W)

N. VENKATRAM
Partner
(Membership No. 71387)

MUMBAI, February 11, 2011.

News Release – 3	February 11, 2011

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER /NINE MONTHS ENDED

DECEMBER 31, 2010

			( in crores)
Particulars			Quarter ended December 31,		Nine Months ended December 31,		Year ended March 31,
			2010	2009	2010	2009	2010
			Unaudited		Unaudited		Audited
1	(a)	Sales / Income from Operations	32544.35	26678.77	89936.53	65108.07	94941.62
		Less: Excise Duty	1038.02	769.22	2981.41	1955.28	3048.17
		Net Sales / Income from Operations	31506.33	25909.55	86955.12	63152.79	91893.45
	(b)	Other Operating Income	178.87	64.64	567.65	382.82	625.80
		Total Income from Operations	31685.20	25974.19	87522.77	63535.61	92519.25
2	Expenditure
	(a)	(Increase)/Decrease in stock-in-trade and work-in-progress	23.93	517.02	(1267.93)	23.82	(1148.67)
	(b)	Consumption of raw materials and components	17799.52	14713.82	49667.93	36649.55	54105.54
	(c)	Purchase of products for sale	2418.90	2197.09	7339.14	6057.32	8538.52
	(d)	Employee Cost	2426.58	2275.11	6849.65	6616.42	8751.77
	(e)	Depreciation and Amortisation	1238.75	1307.20	3345.15	2999.37	3887.13
	(f)	Product development expenses	333.69	85.73	613.88	264.51	498.20
	(g)	Other expenditure	5570.53	4306.07	15761.66	12330.16	18250.43
	(h)	Amount Capitalised	(1376.55)	(1092.40)	(3787.19)	(3386.69)	(4592.50)
	(i)	Total	28435.35	24309.64	78522.29	61554.46	88290.42
3	Profit from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]		3249.85	1664.55	9000.48	1981.15	4228.83
4	Other Income		9.90	4.69	63.99	732.48	1793.12
5	Profit before Interest and Discounting Charges and Exceptional Items [3+4]		3259.75	1669.24	9064.47	2713.63	6021.95
6	Interest and Discounting Charges
	(a)	Gross interest and discounting charges	718.24	662.79	2174.76	2052.82	2797.64
	(b)	Interest income / Interest capitalised	(218.91)	(117.04)	(582.56)	(364.52)	(557.93)
	(c)	Net interest and discounting charges	499.33	545.75	1592.20	1688.30	2239.71
7	Profit after Interest and Discounting Charges but before Exceptional Items [5-6]		2760.42	1123.49	7472.27	1025.33	3782.24
8	Exceptional Items
	(a)	Exchange gain / (loss) (net) on revaluation of foreign currency borrowings, deposits and loans
			(32.69)	(124.38)	53.59	46.46	84.47
	(b)	Others	—	(109.83)	—	(165.10)	(344.07)
9	Profit from Ordinary Activities before tax [7+8]		2727.73	889.28	7525.86	906.69	3522.64
10	Tax Expense		318.86	242.87	927.98	596.55	1005.75
11	Net Profit from Ordinary Activities after tax [9-10]		2408.87	646.41	6597.88	310.14	2516.89
12	Extraordinary items (net of tax expenses)		—	—	—	—	—
13	Share of Minority Interest		(10.82)	(15.53)	(28.37)	(6.21)	(30.33)
14	Profit in respect of investments in Associate Companies		26.33	19.38	66.59	39.33	84.50
15	Net Profit for the period [11+12+13+14]		2424.38	650.26	6636.10	343.26	2571.06
16	Paid-up Equity Share Capital (Face value of 10 each)		633.11	543.96	633.11	543.96	570.60
17	Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year						7450.15
18	Earnings Per Share (EPS)
	A.	Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	39.39	12.00	113.34	6.51	48.64
	(b)	Diluted EPS before and after extraordinary items	36.76	10.98	104.91	6.15	44.64
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	39.89	12.50	113.84	7.01	49.14
	(b)	Diluted EPS before and after extraordinary items	37.26	11.48	105.41	6.65	45.14
			(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)
19	Public Shareholding
	A.	Ordinary Shares
	-	Number of Shares	251387078	238226078	251387078	238226078	258771084
	-	Percentage of shareholding	46.84%	49.65%	46.84%	49.65%	51.11%
	B.	‘A’ Ordinary Shares
	-	Number of Shares	77940276	27857671	77940276	27857671	30241415
	-	Percentage of shareholding	80.90%	43.41%	80.90%	43.41%	47.12%
20	Promoters and promoter group Shareholding
	A.	Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	44000000	45000000	44000000	45000000	45000000
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	23.47%	24.64%	23.47%	24.64%	24.02%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	8.20%	9.38%	8.20%	9.38%	8.89%
	(b)	Non-encumbered
	-	Number of Shares	143491741	137666241	143491741	137666241	142376876
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	76.53%	75.36%	76.53%	75.36%	75.98%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	26.73%	28.70%	26.73%	28.70%	28.11%
	B.	‘A’ Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	—	—	—	—	—
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
	-	Percentage of shareholding (as a % of the total share capital of the Company)	—	—	—	—	—
	(b)	Non-encumbered
	-	Number of Shares	18401430	36318703	18401430	36318703	33934959
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	19.10%	56.59%	19.10%	56.59%	52.88%

Notes:-

1)	Figures for the previous periods have been regrouped / reclassified wherever necessary, to make them comparable.

2)	Other income for the quarter and nine months ended December 31, 2010 includes profit (net) of 4.01 crores and 19.31 crores respectively ( 2.69 crores and 694.08 crores for the quarter and nine months ended December 31, 2009 respectively) on sale of investments.

3)	In October 2008, the Company decided to move the Nano project from Singur in West Bengal to Sanand in Gujarat, where commercial production commenced in the quarter ended June 30, 2010. Based on management’s assessment, presently no provision is considered necessary to the carrying cost of building at Singur.

4)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per accounting standard AS-21.Further, the tax expense is lower due to set off of carry forward losses of certain subsidiary companies.

5)	The actuarial losses (net) of 629.63 crores and 901.02 crores for quarter and nine months ended December 31, 2010 respectively ( 352.12 crores and 1092.50 crores for the quarter and nine months ended December 31, 2009 respectively) of pension plans of Jaguar Cars Ltd and Land Rover, UK, have been accounted in “Reserves and Surplus” in accordance with IFRS principles and permitted by AS-21 in the consolidated financial statements. This treatment is consistent with the accounting principles followed by Jaguar Cars Ltd and Land Rover, UK, under IFRS.

6)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include construction equipment, engineering solutions and software operations. The Company has sold its controlling stake in a subsidiary company engaged in manufacture and sale of construction equipments with effect from March 30, 2010.

							( in crores)
			Three months ended December 31,		Nine months ended December 31,		Year ended March 31,
			Unaudited		Unaudited		Audited
			2010	2009	2010	2009	2010
A		Segment Revenues
		Total Income from Operations
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof	12717.00	10367.84	36661.73	26887.13	40359.29
		- Jaguar and Land Rover	18834.42	14947.16	50393.79	34772.70	49344.21
		Less: Intra Segment Eliminations	(98.04)	(45.17)	(192.44)	(67.04)	(88.43)

		-Total	31453.38	25269.83	86863.08	61592.79	89615.07
	II.	Others	377.13	854.12	1092.77	2337.05	3437.96

		Total segment revenue	31830.51	26123.95	87955.85	63929.84	93053.03
		Less: Inter segment revenue	(145.31)	(149.76)	(433.08)	(394.23)	(533.78)

		Total Income from Operations	31685.20	25974.19	87522.77	63535.61	92519.25

B		Segment Results before Other Income, Interest, Exceptional items and Tax
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof	1071.65	1155.03	3224.93	2510.55	3758.12
		- Jaguar and Land Rover	2157.52	482.38	5689.78	(633.94)	53.84
		Less: Intra Segment Eliminations	(8.48)	(10.63)	(10.63)	(13.11)	(9.77)

		-Total	3220.69	1626.78	8904.08	1863.50	3802.19
	II.	Others	45.95	93.39	142.79	172.40	288.99

		Total segment results	3266.64	1720.17	9046.87	2035.90	4091.18
		Less: Inter segment eliminations	(16.79)	(55.62)	(46.39)	(54.75)	(101.38)

		Net Segment Results	3249.85	1664.55	9000.48	1981.15	3989.80
		Add/(Less) : Other income	9.90	4.69	63.99	732.48	1793.12
		Add/(Less) : Interest expense (net)	(499.33)	(545.75)	(1592.20)	(1688.30)	(2239.71)
		Add/(Less) : Exceptional Items (net)	(32.69)	(234.21)	53.59	(118.64)	(20.57)

		Total Profit before Tax	2727.73	889.28	7525.86	906.69	3522.64

C		Capital employed (segment assets less segment liabilities)			As at December 31,		As at March 31,
					2010	2009	2010
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof			28158.42	23477.76	23363.66
		- Jaguar and Land Rover			21450.89	15304.79	19403.80
		Less: Intra Segment Eliminations			(20.63)	(10.97)	(9.77)

		-Total			49588.68	38771.58	42757.69
	II.	Others			840.67	1602.93	764.56

		Total Capital employed			50429.35	40374.51	43522.25
		Less: Inter segment eliminations			(390.28)	(265.20)	(287.71)

		Net Segment Capital Employed			50039.07	40109.31	43234.54
		Add/(Less) : Unallocable assets / (liabilities) (net)			(31212.74)	(34726.90)	(35028.06)

		Capital employed			18826.33	5382.41	8206.48

7)		As on September 30, 2010, 2 investor complaints were outstanding. The Company received 97 complaints and resolved 98 complaints during the quarter. There is 1 complaint unresolved as on December 31, 2010.

8)	(a)	During the quarter ended December 31, 2010, the Company has issued shares aggregating US$ 750 million, comprising ‘A’ Ordinary Shares aggregating US$ 550 million and Ordinary Shares aggregating US$ 200 million through Qualified Institutional Placement (QIP). Consequently, the Company has allotted 32,165,000 ‘A’ Ordinary Shares at a price of 764 per ‘A’ Ordinary Share (including a premium of 754 per ‘A’ Ordinary Share) and 8,320,300 Ordinary Shares at a price of 1,074 per Ordinary Share (including a premium of 1,064 per Ordinary Share) aggregating to a total issue size of 3,351.01 crores.

	(b)	Following is the status on utilisation of said QIP issue proceeds :

	Amount ( in crores)
	Planned	Actual
Amount collected	3351.01	3351.01
Issue Expenses	130.37	100.07
Amount utilised		615.94
Amount pending utilisation		2635.00

9)	During the period, 46,313 notes of 1% FCCN Due 2011 and 2,555 notes of 4% FCCN due 2014 have been converted into 27,56,571 and 1,92,65,389 Ordinary shares respectively.

10)	Subsequent to December 31, 2010, 4,823 notes of 1% FCCN Due 2011 and 21 notes of 4% FCCN due 2014 have been converted into 2,87,066 and 1,58,345 Ordinary shares respectively.

11)	Public Shareholding of Ordinary Shares as on December 31, 2010 excludes 18.23% (12.27% as on December 31, 2009) of Citibank N.A. as Custodian for Depository Shares.

12)	The Statutory Auditors have carried out a limited review of the above results for the quarter / nine months ended December 31, 2010.
The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on February 11, 2011.

Tata Motors Limited
Ratan N Tata
Mumbai, February 11, 2011	Chairman

News Release – 4	February 11, 2011

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Financial Results (“the Statement”) of TATA MOTORS LIMITED (“the Company”) for the quarter and nine-months ended December 31, 2010, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreements with the Stock Exchanges. This Statement has been prepared on the basis of the related interim financial statements, which are the responsibility of the Company’s Management and have been approved by the Board of Directors. Our responsibility is to express an opinion on the Statement, based on our audit of the related interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting notified under the Companies (Accounting Standards) Rules, 2006 and other accounting principles generally accepted in India.

2.	We conducted our audit of the Statement in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Statement. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Clause 41 of the Listing Agreements with the Stock Exchanges and

(ii)	gives a true and fair view of the net profit and other financial information of the Company for the quarter and nine-months ended December 31, 2010.

4.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoter and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS
Chartered Accountants
(Registration No. 117366W)

N. VENKATRAM
Partner
(Membership No.71387)

MUMBAI, February 11, 2011.

News Release – 5	February 11, 2011

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED DECEMBER 31, 2010

Particulars			Quarter ended December 31,		Nine Months ended December 31,		Year ended March 31,
			2010	2009	2010	2009	2010
(A)
1	Vehicle Sales: (in Nos.) (includes traded vehicles)
	Commercial vehicles		113622	93520	324438	255391	373842
	Passenger cars and Utility vehicles		64501	61593	224923	172414	260020
	Exports		15962	10300	42673	23523	34109

			194085	165413	592034	451328	667971

2	Vehicle Production: (in Nos.)
	Commercial vehicles		124744	98890	351764	276728	402112
	Passenger cars and Utility vehicles		49559	49906	181773	147230	218649

			174303	148796	533537	423958	620761

(B)			( in crores)
1	(a)	Sales / Income from Operations	12443.80	9571.67	36096.66	24985.21	38144.83
		Less: Excise Duty	984.85	647.68	2836.23	1788.62	2771.05
		Net Sales / Income from Operations	11458.95	8923.99	33260.43	23196.59	35373.78
	(b)	Other Operating Income	60.60	50.10	179.45	159.28	219.27
		Total Income from Operations	11519.55	8974.09	33439.88	23355.87	35593.05
2	Expenditure
	(a)	(Increase) / Decrease in stock-in-trade and work-in-progress	145.03	(138.89)	(453.17)	(702.13)	(606.63)
	(b)	Consumption of raw materials and components	6498.97	4975.29	18881.31	13555.40	20392.60
	(c)	Purchase of products for sale	1423.07	1306.48	5150.67	2797.35	4513.23
	(d)	Employee cost	580.88	472.67	1671.64	1353.10	1836.13
	(e)	Depreciation and Amortisation	337.07	264.11	976.08	756.63	1033.87
	(f)	Product development expenses	27.71	22.62	69.62	49.27	144.03
	(g)	Other expenditure	1895.42	1390.62	5302.92	3941.76	6019.98
	(h)	Amount capitalised	(219.80)	(183.99)	(601.76)	(535.23)	(740.54)
	(i)	Total	10688.35	8108.91	30997.31	21216.15	32592.67
3	Profit from Operations before Other Income,
	Interest and Discounting Charges and Exceptional Items [1-2]		831.20	865.18	2442.57	2139.72	3000.38
4	Other Income		5.41	0.21	152.23	740.50	1853.45
5	Profit before Interest and Discounting Charges and Exceptional Items [3+4]		836.61	865.39	2594.80	2880.22	4853.83
6	Interest and Discounting Charges
	(a)	Gross interest and discounting charges	383.36	386.82	1160.91	1075.40	1483.51
	(b)	Interest income / Interest capitalised	(108.44)	(100.68)	(264.82)	(250.17)	(379.67)
	(c)	Net interest and discounting charges	274.92	286.14	896.09	825.23	1103.84
7	Profit after Interest and Discounting Charges but before Exceptional Items [5-6]		561.69	579.25	1698.71	2054.99	3749.99
8	Exceptional items
	(a)	Exchange gain / (loss) (net) on revaluation of foreign currency
		borrowings, deposits and loans	(30.50)	(24.21)	(92.70)	(45.06)	(69.59)
	(b)	Loss on redemption of investment in preference shares
		held in a wholly owned subsidiary company	—	—	—	—	(850.86)
9	Profit from Ordinary Activities before tax [7+8]		531.19	555.04	1606.01	2009.93	2829.54
10	Tax expense		121.13	154.90	367.53	366.89	589.46
11	Net Profit from Ordinary Activities after tax [9-10]		410.06	400.14	1238.48	1643.04	2240.08
12	Extraordinary Items (net of tax expense)		—	—	—	—	—
13	Net Profit for the period [11-12]		410.06	400.14	1238.48	1643.04	2240.08
14	Paid-up Equity Share Capital (Face value of 10 each)		633.11	543.96	633.11	543.96	570.60
15	Reserve excluding Revaluation Reserves as per balance sheet of previous accounting year						14370.24
16	Earnings Per Share (EPS)
	A.	Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	6.60	7.36	21.10	31.39	42.37
	(b)	Diluted EPS before and after Extraordinary items	6.28	6.85	20.15	28.99	38.98
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	7.10	7.86	21.60	31.89	42.87
	(b)	Diluted EPS before and after Extraordinary items	6.78	7.35	20.65	29.49	39.48
			(Not annualised )	(Not annualised )	(Not annualised )	(Not annualised )
17	Debt Service Coverage Ratio (No. of times)						1.25
18	Interest Service Coverage Ratio (No. of times)						5.73
19	Public Shareholding
	A.	Ordinary Shares
	-	Number of Shares	251387078	238226078	251387078	238226078	258771084
	-	Percentage of shareholding	46.84%	49.65%	46.84%	49.65%	51.11%
	B.	‘A’ Ordinary Shares
	-	Number of Shares	77940276	27857671	77940276	27857671	30241415
	-	Percentage of shareholding	80.90%	43.41%	80.90%	43.41%	47.12%

20	Promoters and promoter group Shareholding
	A.	Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	44000000	45000000	44000000	45000000	45000000
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	23.47%	24.64%	23.47%	24.64%	24.02%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	8.20%	9.38%	8.20%	9.38%	8.89%
	(b)	Non-encumbered
	-	Number of Shares	143491741	137666241	143491741	137666241	142376876
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	76.53%	75.36%	76.53%	75.36%	75.98%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	26.73%	28.70%	26.73%	28.70%	28.11%
	B.	‘A’ Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	—	—	—	—	—
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
	-	Percentage of shareholding (as a % of the total share capital of the Company)	—	—	—	—	—
	(b)	Non-encumbered
	-	Number of Shares	18401430	36318703	18401430	36318703	33934959
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	19.10%	56.59%	19.10%	56.59%	52.88%

Notes:-

1)	Figures for the previous periods have been regrouped / reclassified wherever necessary.

2)	Other income for the quarter and nine months ended December 31, 2010 include (a) profit of 0.23 crore and 2.16 crores respectively ( 0.12 crore and 689.02 crores for the quarter and nine months ended December 31, 2009 respectively) on sale of investments; and (b) dividend from subsidiary companies Nil and 71.12 crores respectively ( Nil and 7.62 crores for the quarter and nine months ended December 31, 2009 respectively).

3)	(a)	During the quarter ended December 31, 2010, the Company has issued shares aggregating US$ 750 million, comprising ‘A’ Ordinary Shares aggregating US$ 550 million and Ordinary Shares aggregating US$ 200 million through Qualified Institutional Placement (QIP). Consequently, the Company has allotted 32,165,000 ‘A’ Ordinary Shares at a price of 764 per ‘A’ Ordinary Share (including a premium of 754 per ‘A’ Ordinary Share) and 8,320,300 Ordinary Shares at a price of 1,074 per Ordinary Share (including a premium of 1,064 per Ordinary Share) aggregating to a total issue size of 3,351.01 crores.

	(b)	Following is the status on utilisation of said QIP issue proceeds :

	Amount ( in crores)
	Planned	Actual
Amount Collected	3351.01	3351.01
Issue expenses	130.37	100.07
Amount utilised		615.94
Amount pending utilisation		2635.00

4)	During the period, 46,313 notes of 1% FCCN Due 2011 and 2,555 notes of 4% FCCN due 2014 have been converted into 27,56,571 and 1,92,65,389 Ordinary shares respectively.

5)	Subsequent to December 31, 2010, 4,823 notes of 1% FCCN Due 2011 and 21 notes of 4% FCCN due 2014 have been converted into 2,87,066 and 1,58,345 Ordinary shares respectively.

6)	In October 2008, the Company decided to move the Nano project from Singur in West Bengal to Sanand in Gujarat, where commercial production commenced in the quarter ended June 30, 2010. Based on management’s assessment, presently no provision is considered necessary to the carrying cost of building at Singur.

7)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.

8)	As on September 30, 2010, 2 investor complaints were outstanding. The Company received 97 complaints and resolved 98 complaints during the quarter. There is 1 complaint unresolved as on December 31, 2010.

9)	Public Shareholding of Ordinary Shares as on December 31, 2010 excludes 18.23% (12.27% as on December 31, 2009) of Citibank N.A. as Custodian for Depository Shares.

10)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter / nine months ended December 31, 2010.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on February 11, 2011.

Tata Motors Limited

Ratan N Tata
Mumbai, February 11, 2011	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.